CHUBB PROTECTION BOND

Chubb Group of Insurance Companies

15 Mountain View Road, Warren, New Jersey 07059

DECLARATIONS

FINANCIAL INSTITUTION INVESTMENT

COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries): JOHN HANCOCK FUNDS

601 CONGRESS STREET, BOSTON, MA 02210

Bond Number: 81906724

FEDERAL INSURANCE COMPANY

Incorporated under the laws of Indiana

a stock insurance company herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100 Indianapolis, IN 46204-1927

ITEM 1.     BOND PERIOD:    from    12:01 a.m. on   July 15, 2010

to    12:01 a.m. on  July 15, 2011

ITEM 2.     LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

INSURING CLAUSE	LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1. Employee	$15,000,000	$0
2. On Premises	$15,000,000	$150,000
3. In Transit	$15,000,000	$150,000
4. Forgery or Alteration	$15,000,000	$150,000
5. Extended Forgery	$15,000,000	$150,000
6. Counterfeit Money	$15,000,000	$150,000
7. Threats to Person	$15,000,000	$150,000
8. Computer System	$15,000,000	$150,000
9. Voice Initiated Funds Transfer Instruction	$15,000,000	$150,000
10. Uncollectible Items of Deposit	$15,000,000	$150,000
11. Audit Expense	$150,000	$0

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

ITEM 3.     THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1 - 12

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

/s/ W. Andrew Macan

Secretary

/s/ John J. Degnan

President

Countersigned by

/s/ Paul Morrisette

Authorized Representative

ICAP Bond (5-98) - Federal

Form 17-02-1421 (Ed. 5-98)

The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

Insuring Clauses

Employee                                1.    Loss resulting directly from Larceny or Embezzlement committed by any

                                                                        Employee, alone or in collusion with others.

On Premises                           2.    Loss of Property resulting directly from robbery, burglary, false pretenses,

common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such Property is lodged or deposited at premises located anywhere.

In Transit                                3.    Loss of Property resulting directly from common law or statutory larceny,

misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere:

a.            in an armored motor vehicle, including loading and unloading thereof,

b.            in the custody of a natural person acting as a messenger of the ASSURED, or

c.             in the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:

(1)          written records,

(2)          securities issued in registered form, which are not endorsed or are restrictively endorsed, or

(3)          negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)

Insuring Clauses

(continued)

Forgery Or Alteration        4.    Loss resulting directly from:

a.            Forgery on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or

b.            transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an Investment Company, or of any financial institution or Employee but which instructions, advices or applications either bear a Forgery or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or Employee; excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery                     5.    Loss resulting directly from the ASSURED having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

a.            acquired, accepted or received, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original Securities, documents or other written instruments which prove to:

(1)       bear a Forgery or a fraudulently material alteration,

(2)       have been lost or stolen, or

(3)       be Counterfeit, or

b.            guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any Securities, documents or other written instruments.

Actual physical possession, and continued actual physical possession if taken as collateral, of such Securities, documents or other written instruments by an Employee, Custodian, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)

Insuring Clauses

Extended Forgery                             For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile

(continued)                                      signature is treated the same as a handwritten signature.

Counterfeit Money                    6.    Loss resulting directly from the receipt by the ASSURED in good faith of any

Counterfeit money.

Threats To Person                   7.    Loss resulting directly from surrender of Property away from an office of the

ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an Employee as defined in Section 1.e. (1), (2) and (5), a Relative or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property:

a.            the Employee who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

b.            the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

It is agreed that for purposes of this INSURING CLAUSE, any Employee of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

Computer System                    8.    Loss resulting directly from fraudulent:

a.            entries of data into, or

b.            changes of data elements or programs within, a Computer System, provided the fraudulent entry or change causes:

(1)         funds or other property to be transferred, paid or delivered,

(2)         an account of the ASSURED or of its customer to be added, deleted, debited or credited, or

(3)         an unauthorized account or a fictitious account to be debited or credited.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)

Insuring Clauses

(continued)

Voice Initiated Funds 9.

Transfer Instruction

Loss resulting directly from Voice Initiated Funds Transfer Instruction directed to the ASSURED authorizing the transfer of dividends or redemption proceeds of Investment Company shares from a Customer's account, provided such Voice Initiated Funds Transfer Instruction was:

a.            received at the ASSURED'S offices by those Employees of the ASSURED specifically authorized to receive the Voice Initiated Funds Transfer Instruction,

b.            made by a person purporting to be a Customer, and

c.            made by said person for the purpose of causing the ASSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.

In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated Funds Transfer Instructions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

Uncollectible Items of Deposit

10. Loss resulting directly from the ASSURED having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:

a.            redemptions or withdrawals to be permitted,

b.            shares to be issued, or

c.             dividends to be paid, from an account of an Investment Company.

In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold Items of Deposit for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

Items of Deposit shall not be deemed uncollectible until the ASSURED'S standard collection procedures have failed.

Audit Expense                          11.   Expense incurred by the ASSURED for that part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this Bond.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)

General Agreements

Additional Companies A.                          If more than one corporation, or Investment Company, or any combination of
Included As Assured                        them is included as the ASSURED herein:

(1)         The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

(2)         Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The COMPANY shall furnish each Investment Company with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

(3)         The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

(4)         Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

(5)         If the first named ASSURED ceases for any reason to be covered under this Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

Representation Made By                B. The ASSURED represents that all information it has furnished in the
Assured                                           APPLICATION for this Bond or otherwise is complete, true and correct. Such

APPLICATION and other information constitute part of this Bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)

General Agreements

(continued)

Additional Offices Or Employees - Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities - Notice To Company

C. If the ASSURED, other than an Investment Company, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:

(1)          occurred or will occur on premises, or

(2)          been caused or will be caused by an employee, or

(3)          arisen or will arise out of the assets or liabilities, of such institution, unless the ASSURED:

a.            gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

b.            obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

c.            on obtaining such consent, pays to the COMPANY an additional premium.

Change Of Control -                 D.    When the ASSURED learns of a change in control (other than in an Investment

Notice To Company                          Company), as set forth in Section 2(a) (9) of the Investment Company Act of

1940, the ASSURED shall within sixty (60) days give written notice to the

COMPANY setting forth:

(1)         the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),

(2)         the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(3)         the total number of outstanding voting securities.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And                      E.    The COMPANY will indemnify the ASSURED for court costs and reasonable

Attorneys' Fees                                attorneys' fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING CLAUSE 1., this Section shall only apply in the event that:

(1)         an Employee admits to being guilty of Larceny or Embezzlement,

(2)         an Employee is adjudicated to be guilty of Larceny or Embezzlement, or

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)

General Agreements

Court Costs And                               (3)   in the absence of 1 or 2 above, an arbitration panel agrees, after a review of

Attorneys' Fees                                      an agreed statement of facts between the COMPANY and the ASSURED,

(continued)                                               that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)

Conditions And

Limitations

Definitions                               1.    As used in this Bond:

a.            Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

b.            Counterfeit means an imitation of an actual valid original which is intended to deceive and be taken as the original.

c.             Custodian means the institution designated by an Investment Company to maintain possession and control of its assets.

d.            Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer Instruction.

e.            Employee means:

(1)         an officer of the ASSURED,

(2)         a natural person while in the regular service of the ASSURED at any of the ASSURED'S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

(3)         a guest student pursuing studies or performing duties in any of the ASSURED'S premises,

(4)         an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

(5)         a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED'S supervision at any of the ASSURED'S premises,

(6)         an employee of an institution merged or consolidated with the ASSURED prior to the effective date of this Bond,

(7)         a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the ASSURED, or

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)

Conditions And

Limitations

Definitions                                       (8)   each natural person, partnership or corporation authorized by written

(continued)                                               agreement with the ASSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

a.            creating, preparing, modifying or maintaining the ASSURED'S computer software or programs, or

b.            acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the ASSURED,

(9) any partner, officer or employee of an investment advisor, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company.

The term Employee shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

a.            which is not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company or of the investment advisor or underwriter (distributor) of such Investment Company, or

b.            which is a "bank" (as defined in Section 2(a) of the Investment Company Act of 1940).

This Bond does not afford coverage in favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon payment to the ASSURED by the COMPANY resulting directly from Larceny or Embezzlement committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the ASSURED'S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the ASSURED to the COMPANY, and the ASSURED shall execute all papers necessary to secure to the COMPANY the rights provided for herein.

Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered Employees.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)

Conditions And

Limitations

Definitions (continued)

f.              Forgery means the signing of the name of another natural person with the intent to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.

g.            Investment Company means any investment company registered under the Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

h.            Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

i.         Larceny or Embezzlement means larceny or embezzlement as defined in
Section 37 of the Investment Company Act of 1940.

j.         Property means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

k.        Relative means the spouse of an Employee or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such Employee or partner and being related to them by blood, marriage or legal guardianship.

l.         Securities, documents or other written instruments means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)

Conditions And

Limitations

Definitions                                       m.   Subsidiary means any organization that, at the inception date of this Bond,

(continued)                                               is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

n. Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

o. Voice Initiated Election means any election concerning dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.

p. Voice Initiated Redemption means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.

q. Voice Initiated Funds Transfer Instruction means any Voice Initiated Redemption or Voice Initiated Election.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions -Applicable to All Insuring Clauses

2.    This bond does not directly or indirectly cover:

a. loss not reported to the COMPANY in writing within sixty (60) days after termination of this Bond as an entirety;

b.loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

c. loss resulting from the effects of nuclear fission or fusion or radioactivity;

d. loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

e. damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

f. costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

g. loss resulting from indirect or consequential loss of any nature;

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)

Conditions And

Limitations

General Exclusions -Applicable to All Insuring Clauses (continued)

h. loss resulting from dishonest acts by any member of the Board of Directors or Board of Trustees of the ASSURED who is not an Employee, acting alone or in collusion with others;

loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any Employee:

(1) of any law regulating:

a. the issuance, purchase or sale of securities,

b. securities transactions on security or commodity exchanges or the over the counter market,

c. investment companies,

d. investment advisors, or

(2)   of any rule or regulation made pursuant to any such law; or loss of confidential

j. information, material or data;

k. loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING

CLAUSE 7. or 9.

Specific Exclusions -Applicable To All Insuring Clauses Except Insuring Clause 1.

3.    This Bond does not directly or indirectly cover:

a.            loss caused by an Employee, provided, however, this Section 3.a. shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property;

b.            loss through the surrender of property away from premises of the ASSURED as a result of a threat:

(1)         to do bodily harm to any natural person, except loss of Property in transit in the custody of any person acting as messenger of the ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further that this Section 3.b. shall not apply to INSURING CLAUSE 7., or

(2)         to do damage to the premises or Property of the ASSURED;

c.             loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

d.            loss involving Items of Deposit which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING

CLAUSE 10.;

           e.        loss of property while in the mail;

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)

Conditions And Limitations

Specific Exclusions -Applicable To All Insuring Clauses Except Insuring Clause 1. (continued)

f.              loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or other Property to the ASSURED provided further that this Section 3.f. shall not apply to loss of Property resulting directly from robbery, burglary, misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the

ASSURED.

g.            loss of Property while in the custody of a Transportation Company, provided however, that this Section 3.g. shall not apply to INSURING

CLAUSE 3.;

h.            loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED's Computer System; or

i.         loss resulting directly or indirectly from the input of data into a Computer
System terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.

Specific Exclusions - 4. Applicable To All Insuring Clauses Except Insuring Clauses 1., 4., And 5.

This bond does not directly or indirectly cover:

a.            loss resulting from the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses; provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 8.;

b.            loss resulting from forgery or any alteration;

c.            loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.

Limit Of Liability/Non-                   5. At all times prior to termination of this Bond, this Bond shall continue in force for
Reduction And Non-                         the limit stated in the applicable sections of ITEM 2. of the DECLARATIONS,

Accumulation Of Liability                   notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

a.            any one act of burglary, robbery or hold-up, or attempt thereat, in which no Employee is concerned or implicated, or

b.            any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or

c.             all acts, other than those specified in a. above, of any one person, or

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)

Conditions And Limitations

Limit Of Liability/Non-Reduction And Non-Accumulation Of Liability (continued)

d.    any one casualty or event other than those specified in a., b., or c. above,

shall be deemed to be one loss and shall be limited to the applicable LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

All acts, as specified in c. above, of any one person which

i.              directly or indirectly aid in any way wrongful acts of any other person or persons, or

ii.            permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery                                  6.    This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the ASSURED being aware of:

a.            facts which may subsequently result in a loss of a type covered by this Bond, or

b.            an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company - 7. Proof - Legal Proceedings Against Company

a.            The ASSURED shall give the COMPANY notice thereof at the earliest practicable moment, not to exceed sixty (60) days after discovery of loss, in an amount that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

b.            The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

c.            Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

d.            Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

e.            This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)

Conditions And Limitations

Notice To Company -                        f.     Proof of loss involving Voice Initiated Funds Transfer Instruction shall

Proof - Legal Proceedings                          include electronic recordings of such instructions.

Against Company (continued)

Deductible Amount                  8.   The COMPANY shall not be liable under any INSURING CLAUSES of this Bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the

DECLARATIONS.

There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

Valuation                                9.     BOOKS OF ACCOUNT OR OTHER RECORDS

The value of any loss of Property consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

The value of any loss of Property other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however, that the value of any Property replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such Property shall be the actual market value at the time of replacement.

In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties.

OTHER PROPERTY

The value of any loss of Property, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)

Conditions And

Limitations

(continued)

Securities Settlement               10.   In the event of a loss of securities covered under this Bond, the COMPANY may,

at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY'S indemnity shall be:

a.            for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;

b.            for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

c.            for securities having a value greater than the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

The value referred to in Section 10.a., b., and c. is the value in accordance with Section 9, VALUATION, regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

The ASSURED shall pay the proportion of the Company's premium charge for the Company's indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

Subrogation - Assignment - 11. Recovery

In the event of a payment under this Bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

a.            first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF

LIABILITY,

b.            second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

c.            third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)

Conditions And Limitations

Subrogation - Assignment -

Recovery

(continued)

d.    fourth, to the ASSURED in satisfaction of any loss suffered by the ASSURED which was not covered under this Bond.

Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of Assured             12.   At the COMPANY'S request and at reasonable times and places designated by the COMPANY, the ASSURED shall:

a.            submit to examination by the COMPANY and subscribe to the same under oath,

b.            produce for the COMPANY'S examination all pertinent records, and

c.            cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination                             13.   If the Bond is for a sole ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED Investment Companies and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

This Bond will terminate as to any one ASSURED, other than an Investment Company:

a.            immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

b.            immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

c.            immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)

Conditions And Limitations

Termination                                     If any partner, director, trustee, or officer or supervisory employee of an

(continued)                                      ASSURED not acting in collusion with an Employee learns of any dishonest act committed by such Employee at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the

ASSURED:

a.            shall immediately remove such Employee from a position that would enable such Employee to cause the ASSURED to suffer a loss covered by this Bond; and

b.            within forty-eight (48) hours of learning that an Employee has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

The COMPANY may terminate coverage as respects any Employee sixty (60) days after written notice is received by each ASSURED Investment Company and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such Employee.

Other Insurance                       14.   Coverage under this Bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

a.            the ASSURED,

b.            a Transportation Company, or

c.            another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

Conformity                               15.   If any limitation within this Bond is prohibited by any law controlling this Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change or Modification             16.   This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)

Conditions And Limitations

Change or Modification                      If this Bond is for a joint ASSURED, no charge or modification which would

(continued)                                       adversely affect the rights of the ASSURED shall be effective prior to sixty (60)

days after written notice has been furnished to all insured Investment Companies and to the Securities and Exchange Commission, Washington, D.C., by the

COMPANY.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)

ENDORSEMENT/RIDER

Effective date of

this endorsement/rider: July 15, 2010                                     FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 1

To be attached to and

form a part of Bond No. 81906724

Issued to: JOHN HANCOCK FUNDS

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

/s/ Paul Morrisette

Authorized Representative

ENDORSEMENT/RIDER

14-02-9228 (02/2010)

FEDERAL INSURANCE COMPANY

Endorsement No: 2

Bond Number: 81906724

NAME OF ASSURED: JOHN HANCOCK FUNDS

TERMINATION-NONRENEWAL-NOTICE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.    By adding to Section 13., Termination, the following:

"Termination By The Company

Bonds In Effect For More Than Sixty (60) Days

If this Bond has been in effect for more than sixty (60) days, or, if this Bond is a renewal, the COMPANY may terminate by providing written notice of cancellation at least sixty (60) days before the effective date of termination for at least one of the following reasons:

1.            Nonpayment of premium;

2.            Discovery of fraud or material misrepresentation in obtaining this Bond or in the presentation of a claim thereunder;

3.            Discovery of willful or reckless acts or omissions or violation of any provision of this Bond on the part of the ASSURED which substantially and materially increases any hazard insured against, and which occurred subsequent to the inception of the current BOND PERIOD;

4.            Conviction of the ASSURED of a crime arising out of acts increasing the hazard insured against;

5.            Material change in the risk which increases the risk of loss after insurance coverage has been issued or renewed, except to the extent that the COMPANY should reasonably have foreseen the change, or contemplated the risk when the contract was written;

6.            Determination by the Commissioner that the continuation of the Bond would jeopardize a COMPANY'S solvency or would place the COMPANY in violation of the insurance laws of any state;

7.            Determination by the Commissioner that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY'S policyholders, creditors or the public;

8.            Such other reasons that are approved by the Commissioner;

9.            Determination by the Commissioner that the COMPANY no longer has adequate reinsurance to meet the ASSUREDS needs;

10.        Substantial breaches of contractual duties, conditions or warranties; or

11.        Unfavorable underwriting facts, specific to the ASSURED, existing that were not present at the inception of the Bond.

ICAP Bond

Form 17-02-1360 (Rev. 10-99)

Bonds In Effect Sixty (60) Days Or Less

If this Bond has been in effect for sixty (60) days or less, and it is not a renewal Bond, the COMPANY may terminate for any reason by providing written notice of termination at least sixty (60) days before the effective date of termination.

Notice Of Termination

Notice of termination under this Section shall be mailed or delivered, by certified mail, return receipt provided by the United States Postal Service, to the ASSURED and to the authorized agent or broker, if any, at least sixty (60) days prior to the effective date of cancellation at the address shown on the DECLARATIONS of this Bond.

If this Bond is cancelled for nonpayment of premium, the COMPANY will mail or deliver, by certified mail, return receipt provided by the United States Postal Service, a written notice at least thirty (30) days before the effective date of cancellation. The cancellation notice shall contain information regarding the amount of premium due and the due date, and shall state the effect of nonpayment by the due date. Cancellation shall not be effective if payment of the amount due is made prior to the effective date of cancellation.

All notice of cancellation shall state the reason(s) for cancellation.

There is no liability on the part of, and no cause of action of any nature shall arise against, the COMPANY, its authorized representatives, its employees, or any firm, person or corporation furnishing to the COMPANY, information relating to the reasons for cancellation or nonrenewal, for any statement made by them in complying or enabling the COMPANY to comply with this Section, for the provision of information pertaining thereto, or for statements made or evidence submitted at any hearings conducted in connection therewith, if such information was provided in good faith and without malice.

Notice Of Nonrenewal

If the COMPANY elects not to renew this Bond, the COMPANY shall mail or deliver written notice, by certified mail, return receipt, provided by the United States Postal Service, to the ASSURED, at his last known address, at least sixty (60) days before the expiration date or before the anniversary date, if this Bond has been written for a term of more than one (1) year. Such notice shall also be mailed to the ASSURED'S agent or broker, if any.

Such notice shall contain all of the following:

a.            Bond Number:

b.            Date of Notice;

c.             Reason for Cancellation;

d.            Expiration Date of the Bond;

e.            Effective Date and Hour of Cancellation.

Notice of nonrenewal shall not be required if the COMPANY or a COMPANY within the same insurance group has offered to issue a renewal Bond, the ASSURED has obtained replacement coverage or has agreed in writing to obtain replacement coverage, the ASSURED has requested or agreed to nonrenewal, or the Bond is expressly designated as nonrenewable.

ICAP Bond

Form 17-02-1360 (Rev. 10-99)

Return Premium Calculations

Any unearned premiums which have been paid by the ASSURED shall be refunded to the ASSURED on a pro rata basis if terminated by the COMPANY or the ASSURED. The unearned premiums shall be refunded to the ASSURED within forty-five (45) days of receipt of the request for cancellation or the effective date of cancellation, whichever is later.

Conditional Renewal

If the COMPANY offers or purports to renew the Bond, but on less favorable terms or at higher rates, the new terms or higher premiums may take effect on the renewal date, if the COMPANY mails or delivers by certified mail, return receipt provided by the United States Postal Service, to the ASSURED, notice of the new terms or premiums at least sixty (60) days prior to the renewal date. If the COMPANY notifies the ASSURED within sixty (60) days prior to the renewal date, the new terms or premiums do not take effect until sixty (60) days after the notice is mailed or delivered, in which case, the ASSURED may elect to cancel the renewal Bond within the sixty (60) day period. If the COMPANY does not notify the ASSURED of the new terms or premiums, the COMPANY shall continue the Bond at the expiring terms and premiums until notice is given or until the effective date of replacement coverage is obtained by the ASSURED, whichever occurs first."

2.    It is further understood and agreed that for the purposes of Section 13., Termination, any occurrence listed in this Section shall be considered to be a request by the ASSURED to immediately terminate this

Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on July 15, 2010.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED

Date: December 9, 2010

By  /s/ Paul Morrisette

Authorized Representative

ICAP Bond

Form 17-02-1360 (Rev. 10-99)

FEDERAL INSURANCE COMPANY

Endorsement No.: 3

Bond Number: 81906724

NAME OF ASSURED: JOHN HANCOCK FUNDS

UNAUTHORIZED SIGNATURE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.            By adding the following INSURING CLAUSE:

12.   Unauthorized Signature

Loss resulting directly from the ASSURED having accepted, paid or cashed any check or Withdrawal Order made or drawn on or against the account of the ASSURED'S customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the ASSURED as a signatory on such account.

It shall be a condition precedent to the ASSURED'S right of recovery under this INSURING CLAUSE that the ASSURED shall have on file signatures of all the persons who are signatories on such account.

2.            By adding to Section 1., Definitions, the following:

aa.   Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.

bb.   Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)         not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

(2)         of a type commonly dealt in on securities exchanges or markets, and

(3)         either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

ICAP Bond

Form 17-02-5602 (Ed. 10-03)

cc. Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the ASSURED authorizing the ASSURED to debit the customer's account in the amount of funds stated therein.

This Endorsement applies to loss discovered after 12:01 a.m. on July 15, 2010.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 9, 2010

By  /s/ Paul Morrisette

Authorized Represenative

ICAP Bond

Form 17-02-5602 (Ed. 10-03)

FEDERAL INSURANCE COMPANY

NAME OF ASSURED: JOHN HANCOCK FUNDS

Endorsement No.: 4

Bond Number:        81906724

AUTOMATED TELEPHONE TRANSACTION ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.     By adding the following INSURING CLAUSE:

13.   Automated Telephone System Transaction

Loss resulting directly from the ASSURED having transferred funds on the faith of any Automated Phone System (APS) Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the intent to deceive. In order for coverage to apply under this INSURING CLAUSE the ASSURED shall maintain and follow all APS Designated Procedures. A single failure of the ASSURED to maintain and follow a particular APS Designated Procedure in a particular APS Transaction will not preclude coverage under this INSURING CLAUSE.

2.     By adding to Section 1., Definitions, the following:

dd.   APS Designated Procedures means all of the following procedures:

(1)          No APS Transaction shall be executed unless the shareholder or unitholder to whose account such an APS Transaction relates has previously elected to APS Transactions. (Election in Application)

(2)          All APS Transactions shall be logged or otherwise recorded and the records shall be retained for at least six (6) months. (Logging)

Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

(3)          The caller in any request for an APS Transaction, before executing that APS Transaction must enter a personal identification number (PIN), social security number and account number. (Identity Test)

If the caller fails to enter a correct PIN within three (3) attempts, the caller must not be allowed additional attempts during the same telephone call to enter the PIN. The caller may either be instructed to redial a customer service representative or may be immediately connected to such a representative. (Limited attempts to Enter PIN)

ICAP Bond

Form 17-02-2345 (Ed. 10-00)

(4)          A written confirmation of any APS Transaction or change of address shall be mailed to the shareholder or unitholder to whose account such transaction relates, at the record address, by the end of the insured's next regular processing cycle, but in no event later than five (5) business days following such APS Transaction. (Written Confirmation)

(5)          Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner: (Access to APS Equipment)

ee. APS Election means any election concerning various account features available to the shareholder or unitholder which is made through the Automated Phone System by means of information transmitted by an individual caller through use of a Automated Phone System. These features include account statements, auto exchange, auto asset builder, automatic withdrawal, dividend/capital gain options, dividend sweep, telephone balance consent and change of address.

  ff. APS Exchange means any exchange of shares or units in a registered account of one fund into shares or units in an account with the same tax identification number and same ownership-type code of another fund in the same complex pursuant to exchange privileges of the two funds, which exchange is requested through the Automated Phone System by means of information transmitted by an individual caller through use of an Automated Phone System.

gg. APS Purchase means any purchase of shares or units issued by an Investment Company which is requested through an Automated Phone System.

hh. APS Redemption means any redemption of shares or units issued by an Investment Company which it requested through the telephone by means of information transmitted by an individual caller through use of a Automated Phone System.

   ii. APS Transaction means any APS Purchase, APS Redemption, APS Election or APS Exchange.

  jj. Automated Phone System means an automated system which receives and converts to executable instructions transmissions through the Automated Phone System through use of a touch-tone keypad or other tone system; and always excluding transmissions from a computer system or part thereof.

3.    By adding the following Section after Section 4., Specific Exclusions-Applicable To All Insuring Clauses Except 1., 4., 5.:

Section 4.A.. Specific Exclusion-Applicable to Insuring Clause 13 This Bond does not directly or indirectly cover under Insuring Clause 13:

Loss resulting from:

a.            the redemption of shares or units, where the proceeds of such redemption are made payable to other than:

(1)          the shares or units of record,

(2)          a person designated to receive redemption proceeds, or

(3)          a bank account designated to receive redemption proceeds, or

b.            the redemption of shares or units, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been designated the shareholder or unitholder by voice through an Automated Phone System or in writing, at least thirty (30) days prior to such redemption, or

ICAP Bond

Form 17-02-2345 (Ed. 10-00)

c.    the redemption of shares or units, where shareholder or unitholder of the ASSURED designated bank account of record.

This Endorsement applies to loss discovered after 12:01 a.m. on July 15, 2010. ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 9, 2010

By  /s/ Paul Morrisette

Authorized Representative

ICAP Bond

Form 17-02-2345 (Ed. 10-00)

FEDERAL INSURANCE COMPANY

Endorsement No.: 5

Bond Number: 81906724

NAME OF ASSURED:   JOHN HANCOCK FUNDS

TELEFACSIMILE INSTRUCTION FRAUD ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.       By adding the following INSURING CLAUSE:

14.      Telefacsimile Instruction

Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or other Property or established any credit, debited any account or given any value on the faith of any fraudulent instructions sent by a Customer, financial institution or another office of the ASSURED by Telefacsimile directly to the ASSURED authorizing or acknowledging the transfer, payment or delivery of funds or Property or the establishment of a credit or the debiting of an account or the giving of value by the ASSURED where such Telefacsimile instructions:

a.                   bear a valid test key exchanged between the ASSURED and a Customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement, and

b.                   fraudulently purport to have been sent by such Customer or financial institution when such Telefacsimile instructions were transmitted without the knowledge or consent of such Customer or financial institution by a person other than such Customer or financial institution and which bear a Forgery of a signature, provided that the Telefacsimile instruction was verified by a direct call back to an employee of the financial institution, or a person thought by the ASSURED to be the Customer, or an employee of another financial institution.

2.       By deleting from Section 1., Definitions, the definition of Customer in its entirety, and substituting the following:

d. Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer Instruction or Telefacsimile Instruction.

ICAP Bond

Form 17-02-2367 (Rev. 10-03)

32.           By adding to Section 1., Definitions, the following:

 kk. Telefacsimile means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the ASSURED for the purpose of reproducing a copy of said document. Telefacsimile does not mean electronic communication sent by Telex or similar means of communication, or through an electronic communication system or through an automated clearing house.

4.             By adding to Section 3., Specific Exclusions Applicable to All Insuring Clauses Except Insuring
Clause 1. the following:

d. loss resulting directly or indirectly from Telefacsimile instructions provided, however, this exclusion shall not apply to this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on July 15, 2010.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 9, 2010

By /s/ Paul Morrisette

Authorized Representative

ICAP Bond

Form 17-02-2367 (Rev. 10-32)

FEDERAL INSURANCE COMPANY

NAME OF ASSURED: JOHN HANCOCK FUNDS

Endorsement No.: 6

Bond Number:       81906724

STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.     By adding the following INSURING CLAUSE:

                 15. Stop Payment Order or Refusal to Pay Check

Loss resulting directly from the ASSURED being legally liable to pay compensatory damages for:

a.            complying or failing to comply with notice from any customer of the ASSURED or any authorized representative of such customer, to stop payment on any check or draft made or drawn upon or against the ASSURED by such customer or by any authorized representative of such customer, or

b.            refusing to pay any check or draft made or drawn upon or against the ASSURED by any customer of the ASSURED or by any authorized representative of such customer."

2.    By adding the following Specific Exclusion:

Section 4.A. Specific Exclusions - Applicable to INSURING CLAUSE 15 This Bond does not directly or indirectly cover:

a.            liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement,

b.            loss arising out of:

(1)         libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault or battery,

(2)         sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person, or

(3)         discrimination."

This Endorsement applies to loss discovered after 12:01 a.m. on July 15, 2010. ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 9, 2010

By  /s/ Paul Morrisette

Authorized Representative

ICAP Bond

Form 17-02-2365 (Ed. 10-33)

FEDERAL INSURANCE COMPANY

NAME OF ASSURED: JOHN HANCOCK FUNDS

Endorsement No.: 7

Bond Number:       81906724

EXTENDED COMPUTER SYSTEMS ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.     By adding the following INSURING CLAUSE:

        16.   Extended Computer Systems

A.    Electronic Data, Electronic Media, Electronic Instruction

       Loss resulting directly from:

(1)         the fraudulent modification of Electronic Data, Electronic Media or Electronic Instruction being stored within or being run within any system covered under this INSURING CLAUSE,

(2)         robbery, burglary, larceny or theft of Electronic Data, Electronic Media or Electronic Instructions,

(3)         the acts of a hacker causing damage or destruction of Electronic Data, Electronic Media or Electronic Instruction owned by the ASSURED or for which the ASSURED is legally liable, while stored within a Computer System covered under this INSURING CLAUSE, or

                                 (4)      the damage or destruction of Electronic Data, Electronic Media or Electronic

Instruction owned by the ASSURED or for which the ASSURED is legally liable while stored within a Computer System covered under INSURING CLAUSE 8, provided such damage or destruction was caused by a computer program or similar instruction which was written or altered to intentionally incorporate a hidden instruction designed to damage or destroy Electronic Data, Electronic Media, or Electronic Instruction in the Computer System in which the computer program or instruction so written or so altered is used.

B.    Electronic Communication

Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications directed to the ASSURED, which were transmitted or appear to have been transmitted through:

(1)         an Electronic Communication System,

(2)         an automated clearing house or custodian, or

(3)         a Telex, TWX, or similar means of communication,

directly into the ASSURED'S Computer System or Communication Terminal, and fraudulently purport to have been sent by a customer, automated clearing house, custodian, or financial institution, but which communications were either not sent by said customer, automated clearing house, custodian, or financial institution, or were fraudulently modified during physical transit of Electronic Media to the ASSURED or during electronic transmission to the ASSURED'S Computer System or Communication Terminal.

C.    Electronic Transmission

Loss resulting directly from a customer of the ASSURED, any automated clearing house, custodian, or financial institution having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications, purporting to have been directed by the ASSURED to such customer, automated clearing house, custodian, or financial institution initiating, authorizing, or acknowledging, the transfer, payment, delivery or receipt of funds or property, which communications were transmitted through:

(1)         an Electronic Communication System,

(2)         an automated clearing house or custodian, or

(3)         a Telex, TWX, or similar means of communication,

directly into a Computer System or Communication Terminal of said customer, automated clearing house, custodian, or financial institution, and fraudulently purport to have been directed by the ASSURED, but which communications were either not sent by the ASSURED, or were fraudulently modified during physical transit of Electronic Media from the ASSURED or during electronic transmission from the ASSURED'S Computer System or Communication Terminal, and for which loss the ASSURED is held to be legally liable.

ICAP2 Bond

Form 17-02-2976 (Ed. 1-34)

2.        By adding to Section 1., Definitions, the following:

ll. Communication Terminal means a teletype, teleprinter or video display terminal, or similar device capable of sending or receiving information electronically. Communication Terminal does not mean a telephone.

mm. Electronic Communication System means electronic communication operations by Fedwire, Clearing House Interbank Payment System (CHIPS), Society of Worldwide International Financial Telecommunication (SWIFT), similar automated interbank communication systems, and Internet access facilities.

nn. Electronic Data means facts or information converted to a form usable in Computer Systems and which is stored on Electronic Media for use by computer programs.

oo. Electronic Instruction means computer programs converted to a form usable in a Computer System to act upon Electronic Data.

pp. Electronic Media means the magnetic tape, magnetic disk, optical disk, or any other bulk media on which data is recorded.

3.        By adding the following Section after Section 4., Specific Exclusions-Applicable to All INSURING
CLAUSES except 1., 4., and 5.:

Section 4.A. Specific Exclusions-Applicable to INSURING CLAUSE 16 This Bond does not directly or indirectly cover:

a.            loss resulting directly or indirectly from Forged, altered or fraudulent negotiable instruments, securities, documents or written instruments used as source documentation in the preparation of Electronic Data;

b.            loss of negotiable instruments, securities, documents or written instruments except as converted to Electronic Data and then only in that converted form;

c.             loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, Electronic Media failure or breakdown or any malfunction or error in programming or error or omission in processing;

d.            loss resulting directly or indirectly from the input of Electronic Data at an authorized electronic terminal of an Electronic Funds Transfer System or a Customer Communication System by a person who had authorized access from a customer to that customer's authentication mechanism; or

e.            liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement; or

f.              loss resulting directly or indirectly from:

(1)         written instruction unless covered under this INSURING CLAUSE; or

(2)         instruction by voice over the telephone, unless covered under this INSURING CLAUSE.

37.    By adding to Section 9., Valuation, the following:

Electronic Data, Electronic Media, Or Electronic Instruction

In case of loss of, or damage to, Electronic Data, Electronic Media or Electronic Instruction used by the ASSURED in its business, the COMPANY shall be liable under this Bond only if such items are actually reproduced form other Electronic Data, Electronic Media or Electronic Instruction of the same kind or quality and then for not more than the cost of the blank media and/or the cost of labor for the actual transcription or copying of data which shall have been furnished by the ASSURED in order to reproduce such Electronic Data, Electronic Media or Electronic Instruction subject to the applicable SINGLE LOSS LIMIT OF LIABILITY.

However, if such Electronic Data can not be reproduced and said Electronic Data represents Securities or financial instruments having a value, then the loss will be valued as indicated in the SECURITIES and OTHER PROPERTY paragraphs of this Section.

This Endorsement applies to loss discovered after 12:01 a.m. on July 15, 2010.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

By /s/ Paul Morrisette

Date: December 9, 2010

ICAP2 Bond

Form 17-02-2976 (Ed. 1-02)

ENDORSEMENT/RIDER

Effective date of

this endorsement/rider: July 15, 2010                                     FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 8

To be attached to and

form a part of Bond No. 81906724

Issued to: JOHN HANCOCK FUNDS

AUTOMATIC INCREASE IN LIMITS ENDORSEMENT

In consideration of the premium charged, it is agreed that General Agreements, Section C., Additional Offices or Employees-Consolidation, Merger or Purchase or Acquisition of Assets or Liabilities-Notice to Company, is amended by adding the following:

If the ASSURED, while this Bond is in force, establish new funds other than by consolidation or merger with, purchase or acquisition of assets or liabilities of, another institution, such funds shall automatically be covered hereunder from the date of establishment.

If the ASSURED, while this Bond is in force, require an increase in limits to comply with SEC Reg. 17g-1, due to an increase in assets, such increase shall automatically be covered hereunder from the date of such increase, but only as excess coverage. Such excess coverage shall not exceed five million dollars ($5,000,000) in additional limits and shall be excess of this Bond and of the following excess Bond:

Carrier:                            ICI Mutual Insurance Company

Bond Number:               87142108B

Limits of Liability:          $15,000,000

Bond Period:                  July 15, 2010 to July 15, 2011

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

/s/ Paul Morrisette

Authorized Representative

Q07-1972(08/2007)

ENDORSEMENT/RIDER

Effective date of

this endorsement/rider: July 15, 2010                                     FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 9

To be attached to and form a part of Bond No. 81906724

Issued to: JOHN HANCOCK FUNDS

AMEND DEFINITION OF EMPLOYEE ENDORSEMENT

In consideration of the premium charged, it is agreed that Section 1., Definitions, the term Employee is amended to include the following:

Any natural person while in the service of the ASSURED solely while performing sub-advisory services for the ASSURED pursuant to a written contract.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

/s/ Paul Morrisette

Authorized Representative

ENDORSEMENT/RIDER

Effective date of

this endorsement/rider: July 15, 2010                                     FEDERAL INSURANCE COMPANY

Q07-1957 (08/2007)

ENDORSEMENT/RIDER

Effective date of

this endorsement/rider: July 15, 2010

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 10

To be attached to and form a part of Bond No. 81906724

Issued to: JOHN HANCOCK FUNDS

DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION

ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1.            The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2.            The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

/s/ Paul Morrisette

17-02-2437 (12/2006) rev.

FEDERAL INSURANCE COMPANY

Endorsement No:         11

Bond Number:               81906724

NAME OF ASSURED:   JOHN HANCOCK FUNDS

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

JOHN HANCOCK FUNDS

JOHN HANCOCK TRUST

500 INDEX

500 INDEX TRUST B

ABSOLUTE RETURN TRUST

ACTIVE BOND TRUST

ALL CAP CORE TRUST

ALL CAP GROWTH TRUST

ALL CAP VALUE TRUST

AMERICAN ASSET ALLOCATION TRUST

AMERICAN BLUE CHIP INCOME AND GROWTH TRUST

AMERICAN BOND TRUST

AMERICAN GLOBAL GROWTH TRUST

AMERICAN GLOBAL SMALL CAPITALIZATION TRUST

AMERICAN GROWTH TRUST

AMERICAN GROWTH-INCOME TRUST

AMERICAN HIGH-INCOME BOND TRUST

AMERICAN INTERNATIONAL TRUST

AMERICAN NEW WORLD TRUST

BLUE CHIP GROWTH TRUST

BOND INDEX TRUST A

BOND INDEX TRUST B

CAPITAL APPRECIATION TRUST

CLASSIC VALUE TRUST

CORE BOND TRUST

CORE EQUITY TRUST

DYNAMIC GROWTH TRUST

EMERGING GROWTH TRUST

EMERGING MARKETS VALUE TRUST

EMERGING SMALL COMPANY TRUST

EQUITY-INCOME TRUST

FINANCIAL SERVICES TRUST

FRANKLIN TEMPLETON FOUNDING ALLOCATION TRUST

FUNDAMENTAL VALUE TRUST

GLOBAL ALLOCATION TRUST

GLOBAL BOND TRUST

GLOBAL REAL ESTATE TRUST

GLOBAL TRUST

GROWTH & INCOME TRUST

ICAP Bond

Form 17-02-0949 (Rev. 1-97)

GROWTH OPPORTUNITIES TRUST

GROWTH TRUST

HEALTH SCIENCES TRUST

HIGH INCOME TRUST

HIGH YIELD TRUST

INCOME & VALUE TRUST

INCOME TRUST

INDEX ALLOCATION TRUST

INTERNATIONAL CORE TRUST

INTERNATIONAL EQUITY INDEX TRUST A

INTERNATIONAL EQUITY INDEX TRUST B

INTERNATIONAL GROWTH TRUST

INTERNATIONAL OPPORTUNITIES TRUST

INTERNATIONAL SMALL CAP TRUST

INTERNATIONAL SMALL COMPANY TRUST

INTERNATIONAL VALUE TRUST

INTRINSIC VALUE TRUST

INVESTMENT QUALITY BOND TRUST

LARGE CAP TRUST

LARGE CAP VALUE TRUST

LIFESTYLE AGGRESSIVE TRUST

LIFESTYLE BALANCED TRUST

LIFESTYLE CONSERVATIVE TRUST

LIFESTYLE GROWTH TRUST

LIFESTYLE MODERATE TRUST

MANAGED TRUST

MID CAP INDEX TRUST

MID CAP INTERSECTION TRUST

MID CAP STOCK TRUST

MID CAP VALUE EQUITY TRUST

MID CAP VALUE TRUST

MID VALUE TRUST

MONEY MARKET TRUST

MONEY MARKET TRUST B

MUTUAL SHARES TRUST

NATURAL RESOURCES TRUST

OVERSEAS EQUITY TRUST

PACIFIC RIM TRUST

QUANTITATIVE ALL CAP TRUST

QUANTITATIVE MID CAP TRUST

QUANTITATIVE VALUE TRUST

REAL ESTATE EQUITY TRUST

REAL ESTATE SECURITIES TRUST

REAL RETURN BOND TRUST

SCIENCE & TECHNOLOGY TRUST

SHORT-TERM BOND TRUST

SMALL CAP GROWTH TRUST

SMALL CAP INDEX TRUST

SMALL CAP INTRINSIC VALUE TRUST

SMALL CAP OPPORTUNITIES TRUST

SMALL CAP TRUST SMALL CAP VALUE TRUST

SMALL COMPANY GROWTH TRUST

SMALL COMPANY TRUST

SMALL COMPANY VALUE TRUST

SPECIAL VALUE TRUST

ICAP Bond

Form 17-02-0949 (Ed. 1-97)

SPECTRUM INCOME TRUST

STRATEGIC BOND TRUST

STRATEGIC INCOME TRUST

TOTAL RETURN TRUST

TOTAL STOCK MARKET INDEX TRUST

U.S. CORE TRUST

U.S. GLOBAL LEADERS GROWTH TRUST

U.S. GOVERNMENT SECURITIES TRUST

U.S. HIGH YIELD BOND TRUST

U.S. LARGE CAP TRUST

U.S. MULTI SECTOR TRUST

UTILITIES TRUST

VALUE & RESTRUCTURING TRUST

VALUE OPPORTUNITIES TRUST

VALUE TRUST

VISTA TRUST

JOHN HANCOCK FUNDS II

ABSOLUTE RETURN PORTFOLIO

ACTIVE BOND FUND

ALL CAP CORE FUND

ALL CAP GROWTH FUND

ALL CAP VALUE FUND

BLUE CHIP GROWTH FUND

CAPITAL APPRECIATION FUND

CLASSIC VALUE FUND

CORE BOND FUND

CORE EQUITY FUND

DYNAMIC GROWTH FUND

EMERGING GROWTH FUND

EMERGING MARKETS VALUE FUND

EMERGING SMALL COMPANY FUND

EQUITY-INCOME FUND

FINANCIAL SERVICES FUND

FUNDAMENTAL VALUE FUND

GLOBAL ALLOCATION FUND

GLOBAL BOND FUND

GLOBAL FUND

GLOBAL REAL ESTATE FUND

GROWTH & INCOME FUND

GROWTH FUND

GROWTH OPPORTUNITIES FUND

HEALTH SCIENCES FUND

HIGH INCOME FUND

HIGH YIELD FUND

INCOME FUND

INDEX 500 FUND

INTERNATIONAL EQUITY INDEX FUND

INTERNATIONAL GROWTH FUND

INTERNATIONAL OPPORTUNITIES FUND

INTERNATIONAL SMALL CAP FUND

INTERNATIONAL SMALL COMPANY FUND

INTERNATIONAL VALUE FUND

INTRINSIC VALUE FUND

INVESTMENT QUALITY BOND FUND

LARGE CAP FUND LARGE CAP VALUE FUND

ICAP Bond

Form 17-02-0949 (Ed. 1-97)

LIFECYCLE 2010 PORTFOLIO

LIFECYCLE 2015 PORTFOLIO

LIFECYCLE 2020 PORTFOLIO

LIFECYCLE 2025 PORTFOLIO

LIFECYCLE 2030 PORTFOLIO

LIFECYCLE 2035 PORTFOLIO

LIFECYCLE 2040 PORTFOLIO

LIFECYCLE 2045 PORTFOLIO

LIFECYCLE 2050 PORTFOLIO

LIFECYCLE RETIREMENT PORTFOLIO

LIFESTYLE AGGRESSIVE PORTFOLIO

LIFESTYLE BALANCED PORTFOLIO

LIFESTYLE CONSERVATIVE PORTFOLIO

LIFESTYLE GROWTH PORTFOLIO

LIFESTYLE MODERATE PORTFOLIO

MANAGED FUND

MID CAP INDEX FUND

MID CAP STOCK FUND

MID CAP INTERSECTION FUND

MID CAP VALUE EQUITY FUND

MID CAP VALUE FUND

MONEY MARKET FUND

MUTUAL SHARES FUND

NATURAL RESOURCES FUND

PACIFIC RIM FUND

QUANTITATIVE ALL CAP FUND

QUANTITATIVE MID CAP FUND

QUANTITATIVE VALUE FUND

REAL ESTATE EQUITY FUND

REAL ESTATE SECURITIES FUND

REAL RETURN BOND FUND

SCIENCE & TECHNOLOGY FUND

SHORT-TERM BOND FUND

SMALL CAP FUND

SMALL CAP GROWTH FUND

SMALL CAP INDEX FUND

SMALL CAP OPPORTUNITIES FUND

SMALL CAP VALUE FUND

SMALL COMPANY FUND

SMALL COMPANY GROWTH FUND

SMALL COMPANY VALUE FUND

SPECIAL VALUE FUND

SPECTRUM INCOME FUND

STRATEGIC BOND FUND

STRATEGIC INCOME FUND

TOTAL BOND MARKET FUND

TOTAL RETURN FUND

TOTAL STOCK MARKET INDEX FUND

U.S. GLOBAL LEADERS GROWTH FUND

U.S. GOVERNMENT SECURITIES FUND

U.S. HIGH YIELD BOND FUND

U.S. MULTI SECTOR FUND UTILITIES FUND

VALUE & RESTRUCTURING FUND VALUE FUND

VALUE OPPORTUNITIES FUND

ICAP Bond

Form 17-02-0949 (Ed. 1-97)

VISTA FUND

JOHN HANCOCK CASH INVESTMENT TRUST

JH GOVERNMENT INCOME FUND

JH HIGH YIELD BOND FUND

JH INVESTMENT GRADE BOND FUND

JH MONEY MARKET FUND

JH U.S. GOVERNMENT CASH RESERVE FUND

JH BALANCED FUND

JH LARGE CAP EQUITY FUND

JH SOVEREIGN INVESTORS FUND

JH SMALL CAP INTRINSIC VALUE FUND

JH LARGE CAP INTRINSIC VALUE FUND

INVESTORS TRUST

JH REAL ESTATE FUND

JH SMALL CAP GROWTH FUND

JH TECHNOLOGY FUND

JH FOCUSED EQUITY FUND

JH MULTI CAP GROWTH

JH MID CAP EQUITY

TAX-ADVANTAGED DIVIDEND INCOME FUND

CALIFORNIA TAX-FREE INCOME FUND

JH GROWTH TRENDS FUND

JH SMALL CAP FUND

JH TECHNOLOGY LEADERS FUND

JH REAL FINANCIAL INDUSTRIES FUND

JH REGIONAL BANK FUND

JH SMALL CAP EQUITY FUND

JH HIGH INDEPENDENCE DIVERSIFIED CORE EQUITY FUND II

JH HEALTH BOND FUND

JH MASSACHUSETTS TAX-FREE INCOME FUND

JH NEW YORK TAX-FREE INCOME FUND

JH CORE EQUITY

JH INT'L CLASSIC VALUE

JH LARGE CAP SELECT

JH U.S. GLOBAL LEADERS

JH CLASSIC VALUE

JH ALLOCATION CORE

JH CLASSIC VALUE II

JH ALLOCATION GROWTH

INCOME SECURITIES TRUST

JH GREATER CHINA OPPORTUNITIES FUND

JH INTERNATIONAL FUND

JH MID CAP GROWTH FUND

JH HIGH YIELD MUNICIPAL BOND FUND

JH TAX-FREE BOND FUND

JH STRATEGIC INCOME FUND

JH HEALTH SCIENCES FUND

JH BANK & THRIFT OPPORTUNITY

JH PATRIOT SELECT DIVIDEND FUND

JH PATRIOT GLOBAL DIVIDEND

JH PREFERRED INCOME FUND

JH PATRIOT PREFERRED DIVIDEND

JH PREFERRED INCOME FUND II

JH PATRIOT PREMIUM DIVIDEND FUND I

JH PREFERRED INCOME FUND II

JH PATRIOT PREMIUM DIVIDEND FUND II

ICAP Bond

Form 17-02-0949 (Ed. 1-97)

JOHN HANCOCK FUNDS III

JH ACTIVE VALUE FUND

JH CLASSIC VALUE MEGA CAP FUND

JH GLOBAL FUND

JH GLOBAL SHAREHOLDER YIELD FUND

JH GROWTH FUND

JH GROWTH OPPORTUNITIES FUND

JH INTERNATIONAL ALLOCATION PORTFOLIO

JH INTERNATIONAL CORE FUND

JH INTERNATIONAL GROWTH FUND

JH INTRINSIC VALUE FUND

JH U.S. CORE FUND

JH U.S. QUALITY EQUITY FUND

JH VALUE OPPORTUNITIES FUND

This Endorsement applies to loss discovered after 12:01 a.m. on July 15, 2010.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

By /s/ Paul Morrisette

Date: December 9, 2010

ICAP Bond

Form 17-02-0949 (Ed. 1-97)

ENDORSEMENT/RIDER

Effective date of

this endorsement/rider: July 15, 2010                                     FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 12

To be attached to and

form a part of Policy No. 81906724

Issued to: JOHN HANCOCK FUNDS

AMEND NAME OF ASSURED (NEW FUNDS) ENDORSEMENT In consideration of the premium charged, is agreed that:

1.       The NAME OF ASSURED, as set forth on the DECLARATIONS of this Bond, shall include any newly created, merged, consolidated or terminated registered investment company sponsored by an ASSURED or any newly created portfolio of an ASSURED. Provided, however, that this provision shall not apply to a registered investment company that is created as a result of a merger, consolidation or acquisition with any other registered investment company.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

/s/ Paul Morrisette

Authorized Representative

Q09-1831 (11/2009)

12/9/2010

JOHN HANCOCK FUNDS

601 CONGRESS STREET

BOSTON, MA 02210

Re: Financial Strength

Insuring Company: FEDERAL INSURANCE COMPANY

Dear JOHN HANCOCK FUNDS

Chubb continues to deliver strong financial performance. Our financial strength, as reflected in our published reports and our ratings, should give you peace of mind that Chubb will be there for you when you need us most.

■        Chubb's financial results during 2010 stand out in the industry.

■        Chubb's balance sheet is backed with investments that we believe emphasize quality, safety, and liquidity, with total invested assets of $43 billion as of September 30, 2010.

■        With 128 years in the business, Chubb is here for the long term, which is why we vigorously guard our financial strength and take what we believe is a prudent approach to assuming risk—on both the asset and liability sides of our balance sheet.

■        Chubb is one of the most highly rated property and casualty companies in the industry, which is a reflection of our overall quality, strong financial condition, and strong capital position.

o   Chubb's financial strength rating is "A++" from A.M. Best Company, "AA" from Fitch, "Aa2" from Moody's, and "AA" from Standard & Poor's - the leading independent evaluators of the insurance industry.

o   A.M. Best, Fitch, and Moody's recently affirmed all of Chubb's ratings with a "stable" outlook. (For reference, A.M. Best reaffirmed us on 3/17/10, Fitch on 2/13/09, and Moody's on 2/4/09.)

o   Forbes named Chubb one of the "100 Most Trustworthy Companies" in 2010, based on Chubb's "transparent and conservative accounting practices and prudent management."

o   For more than 50 years, Chubb has remained part of an elite group of insurers that have maintained A.M. Best's highest ratings.

■        Fitch ranked Chubb #1 for five- and 10-year financial performance in a 6/10/10 report.

■        On the 2010 Fortune 500 list, Chubb ranks #176 in revenue, #85 in assets, #80 in 1999-2009 annual growth rate, #64 in profits, and #39 in profit as a percentage of revenue.

■        Chubb was named to Standard & Poor's list of S&P 500 Dividend Aristocrats, one of 52 companies in the S&P 500 index that have increased dividends every year for at least 25 consecutive years.

■        Chubb's investment portfolio has held up extremely well. Chubb takes what we believe is a conservative approach to selecting and managing our assets. Furthermore, Chubb does not have any direct exposure to the subprime mortgage-backed securities market, and we stopped doing new credit derivative business in 2003 and put existing business in runoff.

Rarely has Chubb's business philosophy—to underwrite conservatively and invest judiciously—been more important than it is today. By adhering to this philosophy, we have the capacity and flexibility to respond to opportunities, especially when you engage us in fully understanding your business risks.

We want you to know that Chubb is well-positioned to continue serving your needs with our underwriting expertise; broad underwriting appetite across all property, casualty, and specialty lines; and claim services. If you have any questions, feel free to call your agent or broker or your local Chubb underwriter. As always, we appreciate the trust you place in us as your insurance partner.

99-10-0100 (11/2010)

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

10-02-1295 (ed. 6/2007)

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

POLICYHOLDER DISCLOSURE NOTICE OF

TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act"), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 1/2003)

10-02-1295 (ed. 6/2007)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 1/2003)

ICI BLANKET BOND

(Excess)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

1401 H St. NW

Washington DC 20005

INVESTMENT COMPANY BLANKET BOND

(EXCESS)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

1401 H St. NW

Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group.  Your risk retention group may not be subject to all of the insurance laws and regulations of your state.  State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1.   Name of Insured (the “Insured”)                                                                     Bond Number

 John Hancock Funds                                                                                 87142110B

Principal Office:         601 Congress Street

                                 Boston, MA 02210

Mailing Address:        601 Congress Street

                                 Boston, MA 02210

Item 2.  Bond Period: from 12:01 a.m. on ____July 15, 2010______ to 12:01 a.m. on _____July 15, 2011_____, or the earlier effective date of the termination of this Bond, standard time at the Principal Office as to each of said dates.

Item 3.   Limit of Liability—

	LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT [1]
EMPLOYEE	$15,000,000	$15,000,000
PREMISES	$15,000,000	$15,000,000
TRANSIT	$15,000,000	$15,000,000
FORGERY OR ALTERATION	$15,000,000	$15,000,000
EXTENDED FORGERY	$15,000,000	$15,000,000
COUNTERFEIT CURRENCY	$15,000,000	$15,000,000
COMPUTER SYSTEM	$15,000,000	$15,000,000
VOICE-INITIATED TRANSFER INSTRUCTIONS	$15,000,000	$15,000,000
AUTOMATIC TELEPHONE TRANSACTIONS	$15,000,000	$15,000,000
TELEFACSIMILE INSTRUCTIONS	$15,000,000	$15,000,000
THREATS TO PERSONS	$15,000,000	$15,000,000
UNCOLLECTIBLE ITEMS OF DEPOSIT	$15,000,000	$15,000,000

1     Plus the applicable deductible of the Primary Bond

Item 4.  PRIMARY BOND—

               Chubb Group of Insurance Companies Financial Institution Investment Company Asset Protection Bond No. 81906724

Item 5.  The liability of ICI Mutual Insurance Company, a Risk Retention Group (the “Underwriter”) is subject to the terms of the following Riders attached hereto:

Riders 1

and of all Riders applicable to this Bond issued during the Bond Period.

By: ___/S/ Maggie Sullivan___

        Authorized Representative

NOTICE

This policy is issued by your risk retention group.  Your risk retention group may not be subject to all of the insurance laws and regulations of your state.  State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group (“Underwriter”), in consideration of the required premium, and in reliance on the application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations of this bond, agrees to indemnify the Insured for loss, discovered during the Bond Period, which would otherwise have been paid under the Primary Bond but for the fact that the loss exceeds the limit of liability of such Primary Bond.  Coverage under this bond shall follow the terms and conditions of the Primary Bond, except with respect to:

a.  Any coverage exceptions specified by riders attached to this bond;

b.  The deductible amounts and limits of liability as stated in ITEM 3. of the Declarations and;

c.  The General Agreements, Provisions, Conditions and Limitations set forth herein.

GENERAL AGREEMENTS

A.  CHANGE OR MODIFICATION OF PRIMARY BOND

If after the inception date of this bond the Primary Bond is changed or modified, written notice of any such change or modification shall be given to the Underwriter as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the Underwriter may request.  There shall be no coverage under this bond for any loss arising from or in any way related to such change or modification until such time as the Underwriter is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

B.  LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured (except that if the Insured includes such other loss in the Insured's proof of loss, the Underwriter shall consider its liability therefor.)  As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars.  The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require.  The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

2

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit.  If any limitation in this bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, 1401 H St. NW, Washington, DC 20005.

PROVISIONS, CONDITIONS AND LIMITATIONS

SECTION 1. DEFINITIONS

a.   Deductible Amount means the amount stated in ITEM 3. of the Declarations, applicable to each Single Loss.  In no event shall this Deductible Amount be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any Underlying Bond(s), including the insolvency or dissolution of any Insurer providing coverage under any Underlying Bond(s).

b.   Primary Bond means the bond scheduled in ITEM 5. of the Declarations or any bond that may replace or substitute for such bond.

c.   Single Loss means:

(1)  all loss resulting from any one actual or attempted theft committed by one person, or

(2)  all loss caused by any one act (other than a theft or a dishonest or fraudulent act) committed by one person, or

(3)  all loss caused by dishonest or fraudulent acts committed by one person, or

(4)  all expenses incurred with respect to any one audit or examination, or

(5)  all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

d.   Underlying Bond means the Primary Bond and all other insurance coverage referred to in ITEM 4. Of the Declarations.

SECTION 2.  SINGLE LOSS LIMIT OF LIABILITY

The Underwriter’s liability for each Single Loss shall not exceed the Limit of Liability as stated in ITEM 3. of the Declarations.

SECTION 3.  DISCOVERY

For all purposes under this bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1)  becomes aware of facts, or

(2)    receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which would cause a reasonable person to assume that loss covered by this bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 4.  ASSIGNMENT OF RIGHTS

3

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this bond may have against another named Insured under this bond.  At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this bond shall not bind the Underwriter without the Underwriter's written consent.

SECTION 5.  COOPERATION OF INSURED

At the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall:

a.  submit to examination by the Underwriter and subscribe to the same under oath, and

b.  produce for the Underwriter’s examination all pertinent records, and

c.  cooperate with the Underwriter in all matters pertaining to the loss.

The Insured shall execute all papers and render assistance to secure for the Underwriter the rights and causes of action provided for under this bond.  The Insured shall do nothing after loss to prejudice such rights or causes of action.

SECTION 6.  TERMINATION

The Underwriter may terminate this bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this bond is terminated as to any investment company registered under the Investment Company Act of 1940, to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice.  Notwithstanding the foregoing, when the Insured terminates this bond as to any investment company registered under the Investment Company Act of 1940, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This bond will terminate as to any Insured entity that is not an investment company registered under the Investment Company Act of 1940 immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination.  The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this bond is terminated by the Insured or pro rata if this bond is terminated by the Underwriter.

4

Upon the detection by any Insured that an employee  (as defined in the Primary Bond) has committed any dishonest or fraudulent act(s) or theft, the Insured shall immediately remove such employee from a position that may enable such employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft.  The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such employee, becomes aware that the employee has committed any dishonest or fraudulent act(s) or theft.

This bond shall terminate as to any employee (as defined in the Primary Bond) by written notice from the Underwriter to each Insured and, if such employee is an employee of an Insured investment company registered under the Investment Company Act of 1940, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 7. CONFORMITY

If any limitation within this bond is prohibited by any law controlling this bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

SECTION 8. CHANGE OR MODIFICATION

This bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter's authorized representative.  Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity (or the equivalent insuring agreement) of the Primary Bond in a manner which adversely affects the rights of an Insured investment company registered under the Investment Company Act of 1940 shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured investment company registered under the Investment Company Act of 1940 affected thereby.

SECTION  9. DEDUCTIBLE AMOUNT; LIMIT OF LIABILITY

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from the Primary Bond or from any other bond, suretyship or insurance policy), shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and other agreements, provisions, conditions and limitations of this bond.

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other agreements, provisions, conditions and limitations of this bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

(EXCESS BOND)

RIDER NO. 1

INSURED                                                                                                                                                                BOND NUMBER

John Hancock Funds                                                                                     87142110B

EFFECTIVE DATE                                                   BOND PERIOD                                     AUTHORIZED REPRESENTATIVE

July 15, 2010                      July 15, 2010 to July 15, 2011               /S/ Maggie Sullivan

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group (“ICI Mutual”), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the “Act”).  The Act establishes a Federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future “insured losses” resulting from certified “acts of terrorism.”  (Each of these bolded terms is defined by the Act.)  The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified “acts of terrorism” will be partially reimbursed by the United States government under a formula established by the Act.  Under this formula, the United States government will reimburse ICI Mutual for 90% of ICI Mutual’s “insured losses” in excess of a statutorily established deductible until total insured losses of all participating insurers reach $100 billion.  If total “insured losses” of all property and casualty insurers reach $100 billion during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount.  Amounts otherwise payable under this bond may be reduced as a result.

Coverage under this bond remains subject to all applicable terms, conditions and limitations of the bond  (including exclusions) that are permissible under the Act.  The portion of the premium that is attributable to any coverage potentially available under the bond for “acts of terrorism” is one percent (1%).

RESOLUTION OF THE BOARD OF TRUSTEES

John Hancock Bank and Thrift Opportunity Fund

John Hancock Bond Trust

John Hancock California Tax-Free Income Fund

John Hancock Capital Series

John Hancock Current Interest

John Hancock Funds III

John Hancock Income Securities Trust

John Hancock Investment Trust

John Hancock Investment Trust II

John Hancock Investment Trust III

John Hancock Investors Trust

John Hancock Municipal Securities Trust

John Hancock Patriot Premium Dividend Fund II

John Hancock Preferred Income Fund

John Hancock Preferred Income Fund II

John Hancock Preferred Income Fund III

John Hancock Series Trust

John Hancock Sovereign Bond Fund

John Hancock Strategic Series

John Hancock Tax-Exempt Series Fund

John Hancock Tax-Advantaged Dividend Income Fund

John Hancock Tax-Advantaged Global Shareholder Yield Fund

(Collectively referred to as the “Trusts”)

Ratification of Fidelity Bond

On motion duly made and seconded, the following resolutions ratifying actions taken by the Trusts’ officers were approved first by the Trustees of each Trust who are not “interested persons” (as defined in the Investment Company Act of 1940, as amended (the “1940 Act”)) of the Trust (the “Independent Trustees”), and then by all the Trustees:

WHEREAS, Rule 17g-1 under the 1940 Act governs the required bonding of the Trusts’ officers and employees under a joint fidelity bond (the “Bond”);

WHEREAS, the Trustees desire to ratify actions taken by the Trusts’ officers on behalf of the Trusts with respect to the continuation of the Bond for a one-year term ending July 15, 2011; and

WHEREAS, the Trustees of the Trusts have considered the allocation of premiums for the Bond among the Trusts and other registered investment companies managed by John Hancock Investment Management Services, LLC, consisting of John Hancock Funds II and John Hancock Trust (collectively with the Trusts, the “John Hancock Trusts”), and have determined that the allocation should be based on the premium of $98,106; it is

RESOLVED, that the continuation of the current Bond issued by Chubb Group of Insurance Companies and ICI Mutual Insurance Company, covering each officer and employee of John Hancock Trusts against larceny and embezzlement, in the amount of $30 million for a one-year term ending July 15, 2011, and in the proposed form presented at this meeting, after consideration of all factors deemed relevant by the Board, including, but not limited to: (i) the expected value of the aggregate assets of the John Hancock Trusts to which any officer or employee of such Trusts may have access; (ii) the type and terms of the arrangements made for the custody and safekeeping of such assets; and (iii) the nature of the securities in the John Hancock Trusts’ portfolios, be, and it hereby is, ratified and approved;

FURTHER RESOLVED, that the portion of the premium for the Bond to be paid by each Trust, in substantially the form presented at this Meeting, after consideration of all factors deemed relevant by the Board, including, but not limited to: (i) the number of the other parties named as insureds; (ii) the nature of the business activities of such other parties; (iii) the amount of the Bond; (iv) the amount of the premium for such Bond; (v) the ratable allocation of the premium among all parties named as insureds; and (vi) the extent to which the share of the premium allocated to the Trust is less than the premium such Trust would have had to pay if it had provided and maintained a single insured bond, be, and it hereby is, ratified and approved; and

FURTHER RESOLVED, that the appropriate officers of the Trusts be, and each hereby is, authorized to increase the amount of the Bond coverage from time to time to ensure adequate coverage based upon the value of the Trusts’ assets and to enable the Trusts to remain in compliance with the 1940 Act and the rules promulgated thereunder;

FURTHER RESOLVED, that the continuation of the Joint Insured Bond Agreement among the Trusts (the “Bond Agreement”), in substantially the form presented at this Meeting, providing in substance that, in the event any recovery is received under the Bond as a result of a loss sustained by the Trusts and any one or more other named insureds, the Trusts shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act, be, and it hereby is, ratified and approved;

FURTHER RESOLVED, that the Secretary of the Trusts or his delegate be, and each hereby is, authorized to make all necessary filings and give all notices and information with respect to such Bond and the Bond Agreement required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the appropriate officers of the Trusts be, and each hereby is, authorized to make any and all payments and to do any and all such further acts, in the name of the Trusts and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper, with the advice of counsel, in connection with or in furtherance of the foregoing resolutions.

AGREEMENT BETWEEN INVESTMENT COMPANY

AND ALL INSUREDS

            It is hereby agreed among the undersigned parties, named insured under Fidelity Bond Insurance provided by Chubb Group of Insurance Companies renewed on July 15, 2010, and ICI Mutual Insurance Company renewed on July 15, 2010 that in the event recovery is received as a result of a loss sustained by any one of the undersigned registered management investment companies and one or more of the other named insured under the said bonds, the said registered management investment company shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required under the provisions of paragraph (f)(1) of Rule 17g-1 under Section 17(g) of the Investment Company Act of 1940.

            IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed by their duly authorized officer on July 15, 2010.

John Hancock Bank and Thrift Opportunity Fund	John Hancock Bond Trust
By: /s/ Betsy Anne Seel Assistant Secretary	By: /s/ Betsy Anne Seel Assistant Secretary
John Hancock California Tax-Free Income Fund	John Hancock Capital Series
By: /s/ Betsy Anne Seel Assistant Secretary	By: /s/ Betsy Anne Seel Assistant Secretary
John Hancock Current Interest	John Hancock Funds II
By: /s/ Betsy Anne Seel Assistant Secretary	By: /s/ Betsy Anne Seel Assistant Secretary
John Hancock Funds III
By: /s/ Betsy Anne Seel Assistant Secretary

C:\DOCUME~1\jhamaff\LOCALS~1\Temp\notes9927F1\2010_07_Fidelity Bond signing page.DOC

1

John Hancock Income Securities Trust	John Hancock Investment Trust
By: /s/ Betsy Anne Seel Assistant Secretary	By: /s/ Betsy Anne Seel Assistant Secretary
John Hancock Investment Trust II	John Hancock Investment Trust III
By: /s/ Betsy Anne Seel Assistant Secretary	By: /s/ Betsy Anne Seel Assistant Secretary
John Hancock Investors Trust	John Hancock Municipal Securities Trust
By: /s/ Betsy Anne Seel Assistant Secretary	By: /s/ Betsy Anne Seel Assistant Secretary
John Hancock Premium Dividend Fund	John Hancock Preferred Income Fund
By: /s/ Betsy Anne Seel Assistant Secretary	By: /s/ Betsy Anne Seel Assistant Secretary
John Hancock Preferred Income Fund II	John Hancock Preferred Income Fund III
By: /s/ Betsy Anne Seel Assistant Secretary	By: /s/ Betsy Anne Seel Assistant Secretary
John Hancock Series Trust	John Hancock Sovereign Bond Fund
By: /s/ Betsy Anne Seel Assistant Secretary	By: /s/ Betsy Anne Seel Assistant Secretary
John Hancock Strategic Series	John Hancock Tax-Advantaged Dividend Income Fund
By: /s/ Betsy Anne Seel Assistant Secretary	By: /s/ Betsy Anne Seel Assistant Secretary
Tax-Advantaged Global Shareholder Yield Fund	John Hancock Tax-Exempt Series Fund
By: /s/ Betsy Anne Seel Assistant Secretary	By: /s/ Betsy Anne Seel Assistant Secretary
John Hancock Trust
By: /s/ Betsy Anne Seel Assistant Secretary

2

STATEMENT REGARDING SINGLE BOND AMOUNT

If the investment company had not been named as an insured under this joint insured bond, it would have provided and maintained a single bond in the amount of at least $600,000.

PREMIUM PERIOD

            Premiums have been paid for the period July 15, 2010 to July 15, 2011.

_____________________________________________________________________________________________

601 Congress Street
Boston, Massachusetts 02210-2805

December 15, 2010

Securities and Exchange Commission

Washington, DC  20549

RE:       John Hancock Tax-Exempt Series Fund

            File No.  811-05079

Dear Sir/Madam:

Pursuant to provisions of Regulation 17g-1 under the Investment Company Act of 1940, enclosed are the following documents:

  A copy of an amended joint insured fidelity bond no. 81906724 issued by Chubb Group of Insurance Companies.
  A copy of an amended joint insured fidelity bond no. 87142110B issued by ICI Mutual Insurance Co.
  A copy of the resolution of the Board of Trustees approving the bonds.
  A copy of the agreement among the investment companies entered into pursuant to paragraph (f) of Regulation 17g-1.
  A statement showing the single bond amount (if the investment company had not been named as an insured under this joint insured bond).
  A statement showing that premiums have been paid for the period July 15, 2010 to July 15, 2011.

Sincerely,

/s/ Jeffrey Long

Jeffrey Long

Chief Financial Officer